Exhibit 3.20

ARTICLES OF INCORPORATION

ARTICLES OF INCORPORATION

OF

IC MEDIA CORPORATION

Article I

The name of this corporation is IC Media Corporation.

Article II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Article III

This corporation is authorized to issue one class of shares, designated “Common Shares”. The total number of Common Shares this corporation is authorized to issue is 100 shares.

Article IV

Limitation of Directors’ Liability. The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

A. Indemnification of Corporate Agents. This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, votes of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to this corporation and its shareholders.

B. Repeal or Modification. Any repeal or modification of the foregoing provisions of this ARTICLE IV shall not adversely affect any right or protection of an agent of this corporation relating to acts or omissions occurring prior to such repeal or modification.